EXPENSE LIMITATION AGREEMENT

This EXPENSE LIMITATION AGREEMENT is made as of the          day of             , 2017, by and between SUNAMERICA SERIES, INC., a Maryland Corporation (the “Corporation”), on behalf of the AIG FOCUSED DIVIDEND STRATEGY FUND (the “Fund”), and SUNAMERICA ASSET MANAGEMENT, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Adviser serves as the investment adviser to the Fund pursuant to an Investment Advisory and Management Agreement dated January 1, 1999, as amended (the “Agreement”); and

WHEREAS, the Corporation, on behalf of the Fund, and the Adviser desire to enter into an agreement whereby the Adviser agrees to waive its fees and/or reimburse expenses to the extent necessary to cap the annual fund operating expenses of the Fund at certain levels.

NOW THEREFORE, it is hereby agreed between the parties hereto as follows:

1.	The Adviser agrees to waive its fees and/or reimburse expenses to the extent necessary so that the “annual fund operating expenses,” as described in the registration statement form applicable to the Corporation, do not exceed 1.47% for Class T shares of the Fund. Annual fund operating expenses shall not include extraordinary expenses (i.e., expenses that are unusual in nature and/or infrequent in occurrence, such as litigation), or acquired fund fees and expenses, brokerage commissions and other transactional expenses relating to the purchase and sale of portfolio securities, interest, taxes and governmental fees; and other expenses not incurred in the ordinary course of the Fund’s business.

2.	This Expense Limitation Agreement shall be effective as of the date first written above and shall continue in effect until March 1, 2019, unless earlier terminated by the Board of Directors of the Corporation (referred to herein as “Directors”), including a majority of the independent directors. Independent directors are directors who are not deemed to be “interested persons” of the Corporation, as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended. Upon the termination of the Agreement with respect to the Corporation and/or the Fund, this Expense Limitation Agreement shall automatically terminate.

3.	The Adviser hereby retains the right to receive reimbursements of, and the Corporation, on behalf of the Fund, hereby agrees to reimburse reductions of the fees paid to the Adviser under the Agreement and the expenses paid by the Adviser or reimbursed by it in accordance with paragraph 1 above, for a period of two years after the occurrence of any waiver and/or reimbursement, provided that the Fund is able to effect such payments to the Adviser and remain in compliance with the expense cap in effect at the time the waivers and/or reimbursements occurred.

4.	This Expense Limitation Agreement shall be constructed in accordance with the laws of the State of New York without giving effect to principles of conflicts of law.

5.	This Expense Limitation Agreement may be amended by mutual consent or the parties hereto in writing.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Expense Limitation Agreement to be executed by their duly authorized officers as of the day and year first above written.

SUNAMERICA SERIES, INC.

By:
Name:	John T. Genoy
Title:	President

SUNAMERICA ASSET MANAGEMENT, LLC

By:
Name:	Peter A. Harbeck
Title:	President